Notice to ASX/LSE 30 December 2021 Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP) Rio Tinto plc notifies the London Stock Exchange (LSE) of PDMR interests in securities of Rio Tinto plc, in compliance with the EU Market Abuse Regulation. As part of its dual listed company structure, Rio Tinto voluntarily notifies the Australian Securities Exchange (ASX) of material dealings in Rio Tinto plc shares by PDMR/KMP and both the ASX and the LSE of material dealings by PDMR/KMP in Rio Tinto Limited securities. On 29 December 2021, the following director purchased shares as follows: Security Name of PDMR/KMP Number of shares acquired Price per share GBP Rio Tinto plc Bold Baatar 1,000 48.324339 FCA notifications in accordance with the EU Market Abuse Regulation have been issued to the London Stock Exchange contemporaneously with this release. Contacts Please direct all enquiries to media.enquiries@riotinto.com EXHIBIT 99.10

Notice to ASX/LSE Page 2 of 2 Media Relations, UK Illtud Harri M +44 7920 503 600 David Outhwaite M +44 7787 597 493 Media Relations, Americas Matthew Klar T +1 514 608 4429 Investor Relations, UK Menno Sanderse M: +44 7825 195 178 David Ovington M +44 7920 010 978 Clare Peever M +44 7788 967 877 Media Relations, Australia Jonathan Rose M +61 447 028 913 Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Investor Relations, Australia Natalie Worley M +61 409 210 462 Amar Jambaa M +61 472 865 948 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Steve Allen, Rio Tinto’s Group Company Secretary. riotinto.com